I

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

ANNUAL REPORT

Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

☒ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to ____________

Commission file number 0-10537

A. Full title of the plan and the address of the plan if different from that of the issuer named below:

Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

37 South River Street, Aurora, Illinois 60507

(Address of principal executive offices, including zip)

(630) 892-0202

(Registrant’s telephone number, including Area Code)

Financial Statements and Supplemental Schedule

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

As of December 31, 2019 and 2018, and the year ended December 31, 2019 with Report of Independent Registered Public Accounting Firm

Employer Identification #36-3143493

Plan #003

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Financial Statements and Supplemental Schedule

As of December 31, 2019 and 2018, and the year ended December 31, 2019

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants

Old Second Bancorp, Inc.

Employees’ 401(k) Savings Plan and Trust

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust (the “Plan”) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2019 and 2018, and the changes in its net assets for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

The Plan’s management is responsible for these financial statements.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC

We have served as the Plan’s auditor since 2011.

Chicago, Illinois
June 25, 2020

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Statements of Net Assets Available for Benefits

	December 31,
	2019	2018
Assets
Cash - noninterest bearing	$181,078	$135,299
Participant directed investments, at fair value	69,778,920	62,574,005
Notes receivable from participants	737,664	729,683
Employer match contribution receivable	49,105	43,839
Net assets available for benefits	$70,746,767	$63,482,826

The accompanying notes are an integral part of these financial statements.

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2019
Additions
Investment Income
Net realized and unrealized appreciation in fair value of investments	$8,702,298
Dividend and interest income	1,678,871
Net investment income	10,381,169

Participant contributions	2,289,129
Employer match contributions	1,145,755
Rollover contributions	466,143
Interest income from notes receivable from participants	28,256
Total additions	14,310,452

Deductions
Benefit payments to participants or beneficiaries	7,038,104
Administrative expenses	8,407
Total deductions	7,046,511

Net increase	7,263,941
Net assets available for benefits:
Beginning of year	63,482,826
End of year	$70,746,767

The accompanying notes are an integral part of these financial statements.

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Notes to Financial Statements

As of December 31, 2019 and 2018

1.Description of the Plan

The following is a brief description of the Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust (the “Plan”).  Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution plan established to provide deferred compensation benefits to eligible employees.  Under the Plan, all nonunion employees of Old Second Bancorp, Inc. and certain of its affiliates (collectively, the “Company”) who have met certain eligibility requirements may elect to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Under provisions of the Plan, participants enter into agreements wherein each participant may elect to contribute an unlimited reduction in compensation to the Plan (subject to statutory wage deferral limitations).  Maximum contribution limits of compensation may apply for certain highly compensated employees.

The Plan allows for a discretionary employer match contribution.  As of January 1, 2018, the Company approved a “Safe Harbor” Plan provision, which allows a Company match equal to 100% of the first 3% of the participant’s eligible compensation contributed, and an additional Company match of 50% on the next 2% of the participant’s eligible compensation contributed, allowing a total Company match of 4% if the participant elects a 5% or more contribution rate.  Participants are 100% vested in the safe harbor matching contributions as of the contribution date.  Total employer matching contributions to the plan in 2019 were $1,145,755.  Participants must complete three months of service to be eligible for matching contributions, with the entry date being the first day of the quarter coincident with or next following the employee's three-month anniversary. Subsequent to year-end, the Plan was amended to reduce the eligibility requirements to one month of service, with the entry date being the first day of the month coincident with or next following the employee's one-month anniversary.

Profit-sharing contributions are based on amounts determined by the Company’s Board of Directors before the end of each year and shall not exceed the maximum amount deductible for federal income tax purposes.  Participants must complete one year of service to be eligible for profit-sharing contributions with the earliest entry date being the first of the quarter coincident with or next following their one year anniversary date.  For year ended December 31, 2019, no profit-sharing contribution was made by the Company.

Forfeitures may be used to pay Plan expenses, or are used to reduce Company contributions.  The Plan used $1,256 of forfeitures during the year ending December 31, 2019 to reduce the employer matching contributions.

Participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Payment of Benefits

Upon termination of service, disability, retirement, or death, each participant or beneficiary may elect to receive accumulated benefits.  The benefit may be paid as a lump-sum amount, a series of installment payments or partial distribution(s), as determined by the participant or beneficiary.  Under certain circumstances, participants may receive a hardship distribution prior to termination upon approval of the plan administrator.  Upon attaining the age of 59 1/2, participants are eligible to receive in-service distributions of all vested balances.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the Company’s contributions, and either credited or debited for allocations of (a) Plan earnings (or losses), and (b) certain administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are always fully vested in their employee contributions, rollover contributions, Company matching contributions, and earnings thereon.

Participants vest in the Company’s profit sharing contributions under a 6 year graded schedule as follows:

Years of vesting service	Nonforfeitable percentage
0-1	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Notes Receivable from Participants

Participants may borrow from their accounts a maximum of the lesser of $50,000 or 50% of their vested account balance.  Note terms generally range from one to five years, except in the case of a note for the purpose of acquiring a primary residence.  The term of such note shall be determined by the Company.  The notes are secured by the balance in the participant’s account and bear a reasonable rate of interest as determined by the Company.  Principal and interest are paid ratably through semi-monthly payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA.  Upon Plan termination, all participants become fully vested in their account balances.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Plan.

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts included in the financial statements.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  See Note 4 for additional information.  Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are recorded at their unpaid principal balances plus any accrued interest.  Notes receivable from participants are written off when deemed uncollectible.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company.  The Plan allows administrative expenses to be paid by any forfeitures available; however, all forfeitures in 2019 and 2018 were used to partially fund the Company’s year-end matching contribution true up, and no forfeitures were available to cover administrative expenses.  Fees incurred related to administrative expenses on loans and distributions are charged to those participants who incur such fees, per the Plan’s direction.

New Accounting Pronouncements

No new accounting pronouncements impacting the Plan were adopted in the 2019 Plan year.

3.Risk and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.  The Plan has significant investments in Company stock.  As a community bank, the Company has a loan portfolio that is concentrated in residential and commercial real estate loans, which involve risks specific to real estate values and the real estate and mortgage markets in general.  The exposure to residential and commercial real estate could affect the value of the Company’s stock in the future.

4.Fair Value Measurements

Fair value is defined as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  The fair value hierarchy established, also requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy.  The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the end of the reporting period. There were no significant transfers between levels of the fair value hierarchy during 2019.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Registered investment companies and Company stock:  The fair values of Registered investment companies and Company stock investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Common collective trusts:  The fair values of participation units held in the common collective trusts are based on their net asset values (“NAV”), as reported by the managers of the common collective trusts and as supported by the fair value of the trusts’ underlying assets, and by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date.  The investment objectives and underlying investments of the common collective trusts vary.

The Plan invests in various common collective trusts within the Old Second National Bank of Aurora Common Trust Fund for Corporate Retirement Plans, including the Diversified Equity Portfolio and Strategic Dividend Fund common collective trusts (“equity” funds) which are comprised of a diversified portfolio of common stocks, both domestic and international, as well as open-ended mutual funds.  The Bond Fund common collective trust (“bond” fund) invests in individual fixed income securities issued by the U.S. Government, government agencies, and corporations.  In addition, there are four asset allocation collective trusts, the Conservative Fund, the Balanced Fund, the Growth Fund, and the Aggressive Fund, that are comprised primarily of a different mix of the equity and bond funds discussed above.  Each of the common collective trusts discussed above provides for daily redemptions by the Plan at reported net asset value per unit.  In the event the Plan was to initiate a full redemption of the collective trusts, the investment advisor will ensure that securities liquidations will be carried out in an orderly manner.

The Plan also invests in the Federated Capital Preservation Trust Fund common collective trust (the Stable Value fund) which holds guaranteed investment contracts (traditional GICs), separate account guaranteed investment contracts (separate account GICs) and synthetic guaranteed investment contracts (synthetic GICs).  Participants may purchase units of the Stable Value fund daily based on the established unit value of $10.00.  Participants may redeem units of the Stable Value fund for the purpose of funding a benefit payment, funding a participant note receivable, honoring an employee-directed transfer of the employee’s interest in the Plan to another investment election that is a noncompeting investment, or paying trustee fees.  Participants may make withdrawals from the Stable Value fund for other purposes generally only upon 12 months’ advance written notice to the trustee.

There were no unfunded commitments related to the common collective trusts at December 31, 2019 or 2018.

Money market accounts:  Fair values are estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (level 2 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below:

	December 31, 2019
	Level 1	Level 2	Level 3	Total

Registered investment companies	$29,534,801	$-	-	29,534,801
Company stock	12,417,010	-	-	12,417,010
Money market account	-	916	-	916
	$41,951,811	$916	$-	41,952,727

Investments measured at NAV - Common collective trusts:
Diversified Equity Portfolio				5,153,955
Strategic Dividend Fund				2,182,783
Bond Fund				4,677,563
Asset allocation collective trusts				9,630,539
Stable Value Fund				6,181,353
Total investments measured at fair value				$69,778,920

	December 31, 2018
	Level 1	Level 2	Level 3	Total

Registered investment companies	$24,196,389	$-	$-	$24,196,389
Company stock	12,991,095	-	-	12,991,095
Money market account	-	575	-	575
	$37,187,484	$575	$-	37,188,059

Investments measured at NAV - Common collective trusts:
Diversified Equity Portfolio				4,376,942
Strategic Dividend Fund				1,568,603
Bond Fund				4,590,931
Asset allocation collective trusts				8,450,422
Stable Value Fund				6,399,048
Total investments measured at fair value				$62,574,005

5.Income Tax Status

The Plan is a prototype plan.  The prototype plan has received a favorable opinion letter dated March 31, 2014 from the Internal Revenue Service (“IRS”) that the prototype plan, as designed, is qualified for federal income tax-exempt status.  Although the Plan has been amended since receiving the opinion letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRS and therefore believes that the Plan is qualified and that the related trust is tax-exempt.  The Plan has not individually sought a determination from the IRS on its qualification status.

The plan administrator believes the Plan is no longer subject to tax examinations for years prior to 2016.  The Plan is in the preliminary stages of a routine IRS audit for the 2017 Plan year.

6.Related Party Transactions

Certain Plan investments include investments in shares of Company stock.  For the year ended December  31,  2019, the Plan purchased 49,464 shares of Company Stock at a cost of $640,025.  For the year ended December 31, 2019, the Plan sold 71,358 shares of Company Stock, with proceeds of $919,973.  At December 31, 2019, the Plan held $12,417,010 (921,827 shares), of Company Stock.  At December 31, 2018, the Plan held $12,991,095 (999,315 shares) of Company Stock.  The Plan also holds common collective trusts which are managed by Old Second National Bank, a subsidiary of the Company.  Old Second National Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Charles Schwab Trust Company is a custodian of the Plan and the Plan has investments in a Charles Schwab money market account and registered investment company funds, therefore, these transactions qualify as party-in-interest transactions.

Old Second National Bank provides certain accounting and administrative services to the Plan for which no fees are charged.  Old Second National Bank paid certain accounting, administrative and investment management service expenses for the Plan in the amount of $36,726 for year ended December 31, 2019.

7.Subsequent Events

In March 2020, the World Health Organization categorized Coronavirus Disease 2019 “COVID-19” as a pandemic, and the President of the United States declared the COVID-19 outbreak a national emergency.  The COVID-19 pandemic has led to extreme volatility in financial markets and has affected, and may continue to affect, the market price of Company stock and other Plan assets.  The potential economic impact brought by, and the duration of, COVID-19 is difficult to assess or predict and will depend on future developments that are highly uncertain and cannot be predicted.

The Plan was amended to implement certain changes permitted by the Coronavirus AID, Relief and Economic Security Act (the Cares Act), which provides for the Plan to, among other changes, allow certain eligible individuals to receive coronavirus-related distributions, suspend required minimum distributions, and delay the commencement date for required minimum distributions.

Supplemental Schedule

EIN 36-3143493

Plan #003

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

EIN #36-3143493 Plan #003

December 31, 2019
	Units/	Current
Identity of Issuer/Description	Shares	Value

Money Market Account
Schwab Retirement Advantage Money Fund*	916	$916

Common Collective Trust Funds
The Old Second National Bank of Aurora Common Trust Fund for Corporate Retirement Plans
Diversified Equity Portfolio*	52,420	5,153,955
Bond Fund*	23,520	4,677,563
Strategic Dividend Fund*	124,262	2,182,783
Conservative Fund*	16,758	271,165
Balanced Fund*	227,735	6,130,828
Growth Fund*	89,498	1,754,940
Aggressive Fund*	43,320	1,473,606

Common Collective Trust Fund, Stable Value
Federated Capital Preservation Trust Fund	618,135	6,181,353

Registered Investment Companies
American Funds Growth Fund of America R3	3,006	212,515
BNY Mellon Mid Cap Index Fund	34,105	1,112,176
Dodge & Cox Stock Fund	25,746	4,988,492
Federated International Equity Fund	176,519	4,430,637
JPMorgan Small Cap Growth Fund R6	12,507	256,525
Delaware Small Cap Value	1,770	114,634
Neuberger Berman Mid Cap Growth	241,748	3,812,361
Schwab Small Cap Index*	73,715	2,146,573
Vanguard 500 Index Fund	17,806	5,308,619
Vanguard Developed Markets Index	1,691	23,916
Metropolitan Total Return Bond Fund	167,823	1,835,980
T. Rowe Price New America Growth Fund	94,622	5,182,468
T. Rowe Price Retirement 2020 Fund	4,165	91,996
T. Rowe Price Retirement 2030 Fund	198	5,117
T. Rowe Price Retirement 2040 Fund	348	9,410
T. Rowe Price Retirement 2050 Fund	101	1,585
T. Rowe Price Retirement 2060 Fund	142	1,797

Company Stock
Old Second Bancorp, Inc. common stock*	921,827	12,417,010
Notes receivable from participants*, interest rates of 3.25% to 8.25%		737,664
Total		$70,516,584

*Represents a party-in-interest to the Plan.
Cost information is not applicable as the Plan’s investments are participant directed.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report letter dated June 25, 2020 with respect to the financial statements of Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust on Form 11-K as of December 31, 2019 and 2018, and for the year ended December 31, 2019.  We hereby consent to the incorporation by reference of said report in the Registration Statements of Old Second Bancorp, Inc. on Form S-8 (File No. 333-38914, effective June 9, 2000 and File No. 333-137262, effective September 12, 2006).

/s/ Plante & Moran, PLLC

Chicago, Illinois
June 25, 2020

SIGNATURES

Pursuant to the requirements of Section 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLD SECOND BANCORP, INC.

	BY:	/s/ James L. Eccher
James L. Eccher

President and Chief Executive Officer
(principal executive officer)

	BY:	/s/ Bradley S. Adams
Bradley S. Adams

Executive Vice-President and Chief Financial Officer (principal financial and accounting officer)

DATE: June 25, 2020